UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 11-K

_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-10585

____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

Table of Contents

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2017 and 2016	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2017 and 2016	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2017	12

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement and Administrative Committee, Plan Administrator and Participants of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements.  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2017 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

/s/ CohnReznick LLP

Roseland, New Jersey

June 20, 2018

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

ASSETS	2017	2016
Investments, at fair value	$408,035,906	$319,985,914
Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	165,066,358	163,183,025
Total Investment	573,102,264	483,168,939
Receivables:
Notes receivable from participants	2,538,738	2,161,165
Employer contributions	7,561,473	9,398,635
Participant contributions	339,011	-
Totals	10,439,222	11,559,800
Net assets available for benefits	$583,541,486	$494,728,739

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$44,262,848	$12,299,243
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment and dividend income	23,818,960	9,271,002
Dividend and interest income	14,147,871	9,472,038
Totals	82,229,679	31,042,283
Contributions:
Employee	26,707,887	12,759,304
Employer	14,136,252	15,426,417
Totals	40,844,139	28,185,721
Interest income on notes receivable from participants	95,026	88,579
Other additions	237,719	200,659
Totals	332,745	289,238
Total additions	123,406,563	59,517,242
Deductions from net assets attributable to:
Distributions to participants	34,679,508	24,211,476
Other deductions	186,305	151,513
Total deductions	34,865,813	24,362,989
Net increase in Plan assets before transfers	88,540,750	35,154,253
Transfers from other plans, net	271,997	420,410
Net increase in Plan assets after transfers	88,812,747	35,574,663
Net assets available for benefits:
Beginning of year	494,728,739	459,154,076
End of year	$583,541,486	$494,728,739

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is qualified under Internal Revenue Code Section 401(k) and provides for a savings element, including employee contributions and employer matching contributions, and also a profit sharing element, including employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All salaried employees of the Company are eligible for participation in the Plan.

The portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401(k), post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

On January 2, 2015, the Company acquired the assets of Varied Industries Corporation (“VI-COR Acquisition”). In connection with the VI-COR Acquisition, all Mason City employees became eligible for employee and employer matching contributions as of the date of acquisition, and starting January 1, 2016 were eligible to receive profit sharing contributions.

On January 4, 2016, the Company acquired Spencer Forrest, Inc. (the “Toppik Acquisition”).  In connection with the Toppik Acquisition, no former Spencer Forrest, Inc. employees were eligible to participate in the Plan for 2016.  Effective January 1, 2017, the Plan was amended to permit these employees to participate in the Plan.

On January 17, 2017, the Company acquired the Viviscal business (the “Viviscal Acquisition).  In connection with the Viviscal Acquisition, Chicago employees were eligible to participate in the Plan for 2017, but prior service was not recognized and employees were treated as new hires.

On May 1, 2017, the Company acquired Agro Biosciences, Inc (“Agro”).  The Plan was amended on June 12, 2017 so that each regular Agro employee is eligible to participate in the Plan for 2017 and receive credit for pre-acquisition service to the same extent that they would have been credited had they been employed by the Company prior to the date of acquisition.  The June 12, 2017 amendment additionally modified the Plan to include commissions as part of eligible compensation effective May 1, 2017.

On August 7, 2017, the Company acquired Pik Holdings, Inc. (“Waterpik”).  The Plan was amended on November 17, 2017 so that each regular Waterpik employee became eligible for employee and employer matching contributions as of the date of acquisition, and starting January 1, 2018, were eligible to receive profit sharing contributions.  The amendment also provided that each employee would receive credit for pre-acquisition service to the same extent that they would have been credited had they been employed by the Company prior to the date of acquisition.

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Effective January 1, 2015, participant contributions were matched by the Company up to 5% of eligible compensation at the rate of $1.00 for each $1.00 of participant contributions. An automatic escalation feature will increase participants’ pre-tax contributions 1 percentage point each year up to a maximum of 10% of eligible compensation.  Participants may opt out of escalation at any time.

Total participant contributions cannot exceed 70% of eligible compensation.  Highly compensated employees (“HCEs”) are subject to separate limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Effective January 1, 2014, all new hires become automatically enrolled in the Plan, whereby 3% pre-tax contributions would be deducted if no action is taken after 60 days of employment and will be invested in the target date Retirement Fund nearest the participant’s 65th birthday.  Employees have the choice to decline automatic enrollment.

Company matching contributions are directed to the fund allocation selected by the participant. However, if no allocation is on file, the contribution is made to the target date Retirement Fund nearest the participant’s 65th birthday. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 20% of such contributions are contributed to the Company stock fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Company’s Board of Directors (the “Board”) in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 3%, with the first 1% of eligible compensation invested in the Company stock fund.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target date Retirement Fund nearest the participant’s 65th birthday.

A participant may make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan only accepts rollover contributions from a traditional conduit IRA.  For the years ended December 31, 2017 and 2016, employee contributions included $13,484,956 and $1,131,014 of rollovers, respectively.  The increase is primarily due to the acquisition of Waterpik.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in the value of their pre-tax, post-tax, Roth 401(k), rollover contributions and earnings thereon. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement or death, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions.

A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age (age 65), permanent disability (if hired prior to January 1, 2015), or death.

Employees who are approved for long-term disability prior to January 1, 2015 are eligible for continuing profit sharing contributions for up to two years provided they do not take a distribution of their profit sharing account. Participants approved prior to January 1, 2015 with 20 or more years of service at the onset of their disability are subject to different limits.

Employees who are approved for long-term disability on or after January 1, 2015 are eligible for a profit sharing contribution for the actual compensation earned prior to being approved for long-term disability.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1% at the date of the loan. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump sum cash payment or as a rollover contribution to a qualified plan or individual retirement account. In-kind distributions of Company common stock are also permitted. On July 1, 2014, the Plan was amended to allow installment payments as an option for terminated employees. Terminated employees with a balance of over $5,000 also have an option to defer payment until age 70 1/2.

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. Company matching and profit sharing contributions were reduced by $921,929 and $1,009,910 for such forfeitures during the years ended December 31, 2017 and 2016, respectively. The amount in the forfeitures account was $983,657 and $1,029,168 as of December 31, 2017 and 2016, respectively.

Participation in the Master Trust:

Certain of the Plan’s investment assets are held in a trust account at Vanguard Fiduciary Trust Company (the “Trustee”) and consist of a divided interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans (the “Master Trust”) established by the Company and administered by the Trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement and Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the Trustee.

Investments in mutual funds are carried at fair value as determined by the Trustee, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses was recorded as of December 31, 2017 or 2016. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

New accounting pronouncement:

In February 2017, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that will require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits, respectively.  A plan will have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. Investments measured at fair value will have to be presented by general type of investment.  The guidance, which will be applied retrospectively, is effective for fiscal years beginning after December 15, 2018 with early adoption permitted.  The Company is currently evaluating the impact that adoption of the guidance will have on the Plan’s financial statements.

There have been no other accounting pronouncements issued but not yet adopted which are expected to have a material impact on the Plan’s financial statements.

Reclassification:

Certain amounts in the 2016 financial statements have been reclassified to conform to the 2017 presentation.

Note 3 - Related party transactions:

The Trustee is provided with the direction to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.  The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

As of December 31, 2017, the Plan held 3,290,141 shares in the Company’s common stock, with a total fair value of $165,066,358.  As of December 31, 2016, the Plan held 3,687,925 shares in the Company’s common stock, with a total fair value of $162,969,403 and held an additional $213,622 in the Company’s stock cash fund.

For the year ended December 31, 2017, the Plan purchased and sold $14,739,035 and $33,872,486 of the Company’s common stock, respectively. For the year ended December 31, 2016, the Plan purchased and sold $17,771,061 and $21,127,656 of the Company’s common stock, respectively.

Note 4 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 5 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated January 18, 2017 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan administrator and the Plan’s tax counsel believe that the Plan is currently

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds and money market funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2017 and 2016:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2017
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$35,545,174	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2016
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$35,456,953	None	Immediate	None	None

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 9).

2017	Level 1	Level 2	Level 3	Total
Mutual funds	$371,161,232	-	-	$371,161,232
Money market fund	1,329,500	-	-	1,329,500
Total assets in the fair value hierarchy	372,490,732	-	-	372,490,732
Investments measured at net asset value(a)	-	-	-	35,545,174
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$372,490,732	$-	$-	$408,035,906

2016	Level 1	Level 2	Level 3	Total
Mutual funds	$283,211,932	-	-	$283,211,932
Money market fund	1,317,029	-	-	1,317,029
Total assets in the fair value hierarchy	284,528,961	-	-	284,528,961
Investments measured at net asset value(a)	-	-	-	35,456,953
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$284,528,961	$-	$-	$319,985,914

(a)

In accordance with FASB ASC 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 8 - Reconciliation of financial statements to Form 5500:

The following is a reconciliation of amounts reported in the 2017 and 2016 financial statements to amounts reported in the 2017 and 2016 Form 5500.  The difference is due to the collective trust fund being measured at fair value on the financial statements while the Form 5500 measures the investment at contract value.

	2017	2016

Net assets available for benefits, per the financial statements	$583,541,486	$494,728,739
Adjustment for difference in valuation methodology	-	297,818
Net assets available for benefits, per Form 5500	$583,541,486	$495,026,557
Total additions, per the financial statements	$123,406,563	$59,517,242
Adjustment for difference in valuation methodology	(297,818)	(260,936)
Total additions, per Form 5500	$123,108,745	$59,256,306

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 9 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees. At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust were $165,066,358 and $163,183,025, representing approximately 73% and 74% of the Master Trust, respectively.

The following are the changes in net assets for the Master Trust for the years ended December 31, 2017 and 2016:

	2017	2016
Net appreciation in fair value of investments	$28,955,093	$8,441,367
Interest and Dividends	3,545,656	3,860,956
Net Investment Income	32,500,749	12,302,323
Net transfers	(28,263,102)	(4,639,423)
Increase in net assets	4,237,647	7,662,900
Net Assets:
Beginning of year	221,812,658	214,149,758
End of year	$226,050,305	$221,812,658

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc. common stock are carried at fair value (level 1) as described in Note 7.

Note 10 - Subsequent Events:

On March 8, 2018, the Company acquired Passport Food Safety Solutions, Inc. (“Passport”).  The Plan was amended on May 1, 2018 so that each regular Passport employee is eligible to participate in the Plan for 2018 and receive credit for pre-acquisition service to the same extent that they would have been credited had they been employed by the Company prior to the date of acquisition.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

EIN #13-4996950

Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2017

	Investment		Current
Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Value
American Funds EuroPacific Growth Fund R6	Mutual Fund	$13,979,483	$15,674,526
Glenmede Small Cap Equity Institutional Fund	Mutual Fund	14,366,162	16,140,462
Invesco Growth and Income Fund R6	Mutual Fund	14,392,435	14,138,475
JP Morgan Mid Cap Value	Mutual Fund	12,796,601	15,046,974
Munder Mid Cap Growth Fund R6	Mutual Fund	19,778,753	17,626,505
PIMCO Total Return Institutional Fund	Mutual Fund	22,905,543	22,199,952
T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	35,159,644	51,160,679
*Vanguard Extended Market Index Institutional Fund	Mutual Fund	9,627,385	12,154,405
*Vanguard Institutional Index Fund	Mutual Fund	28,997,647	38,060,213
*Vanguard Federal Money Market	Money Market	1,329,500	1,329,500
*Vanguard Target Retirement 2015	Mutual Fund	4,656,822	5,257,003
*Vanguard Target Retirement 2020	Mutual Fund	17,263,651	21,090,274
*Vanguard Target Retirement 2025	Mutual Fund	18,747,445	22,673,808
*Vanguard Target Retirement 2030	Mutual Fund	13,730,556	17,240,235
*Vanguard Target Retirement 2035	Mutual Fund	15,058,827	19,164,375
*Vanguard Target Retirement 2040	Mutual Fund	13,874,519	18,367,476
*Vanguard Target Retirement 2045	Mutual Fund	10,257,515	13,581,180
*Vanguard Target Retirement 2050	Mutual Fund	8,135,664	10,429,276
*Vanguard Target Retirement 2055	Mutual Fund	2,758,768	3,231,011
*Vanguard Target Retirement 2060	Mutual Fund	585,829	655,421
*Vanguard Target Retirement Income Investor Fund	Mutual Fund	4,120,766	4,354,721
*Vanguard Total Bond Market Index Institutional Fund	Mutual Fund	8,948,029	8,809,171
*Vanguard Total International Stock Index Fund	Mutual Fund	5,551,480	6,205,865
*Vanguard Wellington Fund	Mutual Fund	16,690,610	17,899,225
*Vanguard Retirement Savings Trust III	Collective Trust	35,545,174	35,545,174
*Participant loans (various maturity dates with interest rates ranging from 4.25% to 8.25%)	Loan	-	2,538,738
Totals		$349,258,808	$410,574,644

*Party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Salaried Employees

Date: June 20, 2018	By:	/s/ Daniel Melski
	Name:	Daniel Melski
	Title:	Vice President, Finance & Treasurer